Mail Stop 4561
Via Fax (650) 969 3140

June 26, 2008

Steven G. Larson
Chief Financial Officer
LaserCard Corporation
1875 N. Shoreline Boulevard
Mountain View, CA 94043

Re: **LaserCard Corporation**
        Form 8-K filed June 11, 2008
        File No. 000-06377

Dear Mr. Larson:

    We have completed our review of your 8-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Melissa Feider
                                        Staff Accountant